EXHIBIT 99.2

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Analysts International Appoints Joseph T. Dunsmore to Board of Directors

Minneapolis – Jan. 22, 2008 –Analysts International (NASDAQ: ANLY), a diversified IT services company, announced today that it has appointed Joseph T. Dunsmore, CEO of Digi International, to its Board of Directors, effective Jan. 17, 2008. Dunsmore’s appointment is a result of a formal process that has been put into place by Analysts International to actively identify and recruit leaders with significant industry experience.

“We are delighted to add Joe to the Board of Directors and become part of our team,” said Dr. Krzysztof Burhardt, Chairman of the Board, Analysts International. “Joe went through a rigorous interviewing process, and it was agreed that his proven track record as a CEO of a public technology company will make him a valuable addition to our Board.”

Dunsmore, 49, has more than 25 years in the technology industry. Since 1999 he has served as CEO of Digi International, a leader in device networking for business. Previously, he served as the Vice President of Access for Lucent Microelectronics, acted as an independent consultant and executive for various Chicago area high-tech start-up businesses, held executive management positions as Vice President of Product Management and Vice President of New Business Initiatives at U.S. Robotics and at 3Com after its acquisition of U.S. Robotics, and held positions of increasing responsibility at AT&T Paradyne. He received his bachelor’s degree from the University of Northern Iowa and his MBA degree from the Florida Institute of Technology.

About Analysts International
Headquartered in Minneapolis, Analysts International Corporation (ANLY) is a diversified IT services company.  With sales and customer support offices in the United States and Canada, Analysts International provides information technology solutions and staffing services, including: Technology Solutions, which provides network services, infrastructure, application integration, IP telephony and hardware solutions to the middle market; Professional Services, which provides highly skilled, project managers, business analysts, developers and other IT consultants to assist its clients with strategic change; and IT Resources Staffing, which provides best value, best response supply of resources to high-volume clients. For more information, visit www.analysts.com.
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